# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ventyx Biosciences, Inc., CIK 0001851194
CUSIP: 92332V107
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12790 El Camino Real, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 01/07/2026
Amends the filing with accession number 0000000000-00-000000
Filed by CIK 0001508910
Persons authorized to receive notices and communications: Somasundaram Subramaniam, New Science Ventures, 500 West Putnam Avenue, Suite 400, Greenwich, Connecticut (CT), 06830, (212) 688-5100; Leland S. Benton, Morgan, Lewis & Bockius LLP, 1 Market Street, Spear Street Tower, San Francisco, California (CA), 94105, (415) 442-1000

## Reporting persons
- Subramaniam Somu (CIK 0001508910): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 90,762; shared voting power 4,032,213; sole dispositive power 0; shared dispositive power 4,122,975; aggregate amount beneficially owned 4,122,975 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Ventyx Biosciences, Inc.
Address of issuer's principal executive offices: 12790 El Camino Real, Suite 200, San Diego, California (CA), 92130
Comment: This Amendment No. 14 ("Amendment No. 14") amends the Statement of Beneficial Ownership on Schedule 13D jointly filed with the Securities and Exchange Commission (the "Commission") by NSV Investments I, L.P., a Delaware limited partnership, NSV Partners II, LLC, a Delaware limited liability company, NSV Partners III, L.P., a Delaware limited partnership, NSV Partners III GP, LLC, a Delaware limited liability company and Somasundaram Subramaniam, a United States citizen (the "Reporting Person"), on October 29, 2021, and amended on September 21, 2022, December 16, 2022, December 30, 2022, March 2, 2023, March 22, 2023, April 6, 2023, July 11, 2023, July 19, 2023, March 8, 2024, March 13, 2024, June 26, 2024, March 12, 2025, and April 1, 2025 (as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Ventyx Biosciences, Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

On January 7, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Eli Lilly and Company, an Indiana corporation ("Parent"), and RYLS Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"). Pursuant to and subject to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving company and wholly-owned subsidiary of Parent following the proposed transaction.

Pursuant to the Merger Agreement, at the effective time of the Merger ("Effective Time"), each share of the Common Stock issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $14.00 per share, payable to the holder in cash, without interest ("Common Merger Consideration Amount") and less any applicable tax withholding. Each share of the Issuer's preferred stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $1,400.00 per share, payable to the holder in cash, without interest.

The Merger Agreement provides that at the Effective Time, subject to exceptions set forth in the Merger Agreement: (1) each option to purchase Common Stock granted under an Issuer equity incentive plan, program or arrangement (excluding, for the avoidance of doubt, any purchase rights under the Issuer's 2021 Employee Stock Purchase Plan) ("Issuer Stock Option") that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled and in exchange the holder of such Issuer Stock Option will be entitled to receive an amount in cash, without interest and less any applicable tax withholdings, equal to the product of (x) the total number of shares of Common Stock subject to such Issuer Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Common Merger Consideration Amount over the applicable exercise price per share of Common Stock under such Issuer Stock Option, provided that, in the event that the exercise price of any Issuer Stock Option, whether vested or vested, is equal to or greater than the Common Share Merger Consideration, such Issuer Stock Option shall be cancelled without any consideration being payable in respect thereof and shall have no further force or effect; and (2) each restricted stock unit granted under an Issuer equity incentive plan, program or arrangement ("Issuer RSU") that is outstanding and unvested or vested but not yet settled, in each case as of immediately prior to the Effective Time, shall be cancelled and the holder of such cancelled Issuer RSU will be entitled to receive an amount in cash, without interest and less any applicable tax withholdings, equal to the product of (x) the total number of shares of Common Stock subject to such Issuer RSU immediately prior to the Effective Time multiplied by (y) the Common Merger Consideration Amount.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer's Form 8-K filed with the Commission on January 7, 2026.

In connection with the execution of the Merger Agreement, the Reporting Person and certain other parties entered into separate voting and support agreements (each, a "Voting and Support Agreement") with Parent. Pursuant to the Voting and Support Agreement, such persons agreed, among other things, to (i) grant to Parent an irrevocable proxy to vote, solely with respect to matters relating to the Merger as stipulated in the Voting and Support Agreement, all of its Subject Shares (as defined in the Merger Agreement) of the Issuer, including to vote or cause to be voted all of its Subject Shares in favor of the Merger and the transactions contemplated by the Merger Agreement and against any action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to change in any manner the voting rights of any class of shares of the Issuer or materially impair, prevent or materially delay the timely consummation of the Contemplated Transactions (as defined in the Merger Agreement), including the Merger (and if such irrevocable proxy is not irrevocable for any reason, to vote as indicated above), and (ii) refrain from transferring any Subject Shares, subject to certain exceptions or as agreed to by Parent. The Voting and Support Agreement terminates upon the effective time of the Merger, the termination of the Merger Agreement in accordance with its terms or by mutual written consent of Parent and the stockholder party thereto.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement, which is attached hereto as Exhibit K and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Rows (11) and (13) of the cover page to this Amendment No. 14, which are hereby incorporated by reference, state the aggregate number and percentage of Common Stock outstanding owned by the Reporting Person based on (i) 71,358,638 shares of Common Stock outstanding as of November 3, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on November 6, 2025, and (ii) an additional 90,762 shares of Common Stock acquirable upon the exercise of vested stock options held by Mr. Subramaniam. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, this does not include a further 40,000 shares of Common Stock acquirable upon the exercise of unvested stock options held by Mr. Subramaniam, which are not currently exercisable within 60 days but which shall vest on the earlier of (a) June 5, 2026 or (b) the day prior to the date of the next Annual Meeting of the Issuer's stockholders, subject to the Reporting Person continuing to be a Service Provider (as defined in the Issuer's 2021 Equity Incentive Plan) through such vesting date.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The shares of Common Stock beneficially owned by the Reporting Person consist of: (i) 1,807,664 shares owned by NSV Investments I, L.P., (ii) 1,381,606 shares owned by NSV Partners, III, L.P., (iii) 434,423 shares owned by New Science Ventures, LLC, (iv) 408,520 shares owned by NSV Partners II, LLC, and (v) 90,762 shares acquirable upon the exercise of vested stock options held by the Reporting Person.

The Reporting Person is the majority member and managing member of each of New Science Ventures, LLC and NSV Partners II, LLC, and may be deemed to share voting and dispositive power over the (i) the 434,423 shares of Common Stock owned by New Science Ventures, LLC, and (ii) the 408,520 shares of Common Stock owned by NSV Partners II, LLC.

Additionally, the Reporting Person is the majority member and managing member of NSV Partners III GP, LLC, which is the general partner of NSV Partners III, L.P., which is the general partner of NSV Investments I, L.P. The Reporting Person may be deemed to share voting and dispositive power over the 1,807,664 shares of Common Stock owned by NSV Investments I, L.P. The Reporting Person may be deemed to share voting and dispositive power over the 1,381,606 shares of Common Stock owned by NSV Partners III, L.P. Additionally, as a result of the transfer restrictions in the Voting and Support Agreement, the Reporting Person may be deemed to share dispositive power over the shares of Common Stock described herein with Parent.

Accordingly, the Reporting Person has sole voting power over 90,762 shares of Common Stock underlying his vested stock options in relation to matters not covered by the irrevocable proxy granted to Parent, and shared voting and dispositive power over 4,122,975 shares of Common Stock, as detailed above.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On January 7, 2026, the Reporting Person entered into the Voting and Support Agreement described in Item 4 of Amendment No. 14, the description of which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented to add the following exhibit:

Exhibit K - Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on January 7, 2026).

## Signatures
- Subramaniam Somu: /s/ Somasundaram Subramaniam*, Somasundaram Subramaniam (01/09/2026)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.